HAITONG INTERNATIONAL SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 5,194,447 |
| Certificate of deposit | | 1,018,000 |
| Receivable from clearing organization | | 750,300 |
| Receivable from brokerage clients | | 759,360 |
| Due from Parent and affiliate | | 1,217,666 |
| Furniture and equipment, net | | 5,254 |
| Prepaid expenses | | 295,272 |
| Deposits and other assets | | 85,204 |
| TOTAL ASSETS | $ | 9,325,503 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accrued expenses and other liabilities | $ | 1,474,739 |
| Due to affiliates | | 2,578,030 |
| TOTAL LIABILITIES | | 4,052,769 |
| COMMITMENTS | | |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $500 par value, 200 shares authorized, issued and outstanding | | 100,000 |
| Additional paid-in capital | | 12,550,543 |
| Accumulated deficit | | (7,377,809) |
| Total Stockholder's Equity | | 5,272,734 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 9,325,503 |

See accompanying notes to financial statements.